CANARC RESOURCE CORP. (the "Company")

NOTICE OF CHANGE OF AUDITOR

CONFIRMATION RE REVIEW BY AUDIT COMMITTEE OR BOARD OF DIRECTORS

     The following documentation has been reviewed by the Company's Audit Committee and the Board of Directors:

(a)	the Notice, and

(b)	letters from each of the Former Auditor and the Successor Auditor addressed to the British Columbia Securities Commission, the Alberta Securities Commission, the Saskatchewan Financial Services Commission, the Ontario Securities Commission and the Nova Scotia Securities Commission.

DATED at Vancouver, B.C. as of this 20th day of November, 2008.

CANARC RESOURCE CORP.
Per:
“Philip Yee”	(signature)
Philip Yee,
Chief Financial Officer

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